MAYER, BROWN, ROWE & MAW

1675 BROADWAY

NEW YORK, NEW YORK 10019-5820

03007927

REB D. WHEELER
DIRECT DIAL (212) 506-2414
DIRECT FAX (212) 849-5914
rwheeler@mayerbrownrowe.com

MAIN TELEPHONE
(212) 506-2500
MAIN FAX
(212) 262-1910

April 3, 2003

By UPS

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

SUPPL

SEC MAIL PROCESSING
RECEIVED
APR 04 2003
WASH. D.C.

Re: Schwarz Pharma AG (File No. 82-4406)

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated April 1, 2003.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2414 in connection with this matter. Thank you for your assistance.

Sincerely,

Reb D. Wheeler

PROCESSED
APR 16 2003
THOMSON FINANCIAL

Encl

cc: Antje Witte
Schwarz Pharma AG
Philip O. Brandes

4/14

17133680 02970609

News

SCHWARZ
PHARMA

Antje Witte
Tel: +49 - (0)2173 – 48 – 1866
Fax: +49 - (0)2173 – 48 - 1856
E-Mail: antje.witte@schwarzpharma.com

CORPORATE COMMUNICATIONS
Alfred-Nobel-Strasse 10
40789 Monheim, Germany
Internet: www.schwarzpharma.com

April 1, 2003

SCHWARZ PHARMA Increases Year End Outlook

- Strategic divestiture of non-core product allow for accelerates redirection of manufacturing resources to KUDCo's omeprazole
- 2003 omeprazole sales expected to reach more than US$ 1.2 billion

SCHWARZ PHARMA announced a higher outlook for 2003 as a result of increased capacity for KUDCo's generic omeprazole, which was facilitated by the divestiture of its U.S. iron supplement product line, Niferex®, to KV Pharmaceuticals Company, Saint Louis/MO, USA.

As a result, ongoing manufacturing capacity has now increased to approximately 70% of the Prilosec® brand. As previously communicated, further expansion requires a more substantial investment of time and money. This is being evaluated by KUDCo.

"This is a strategically important transaction that allows KUDCo to maximize current omeprazole sales," Patrick Schwarz-Schuette, CEO SCHWARZ PHARMA AG states. "For 2003, this redirection of manufacturing resources will lead to Group sales of approximately € 1.9 billion, at current US-Dollar exchange rates. We now feel confident with a new net income guidance in the range of € 250 million, while retaining flexibility for strategic opportunities and investments for future products."

KUDCo's expectation for generic omeprazole sales in 2003 were raised to US$ 1.2 billion. This new guidance is underlined by a sales volume of approximately US$ 300 million for generic omeprazole in the first quarter 2003.

SCHWARZ PHARMA divested the U.S. iron supplement product line, Niferex®, to KV Pharmaceuticals for US$ 14.3 million cash. At the same

time, a non-cash write down of US$ 29 million was taken for these products as well as for a non-strategic cough-cold product line.

KUDCo (Kremers Urban Development Company) is the wholly owned U.S. generic drug business of SCHWARZ PHARMA Inc., U.S.A.
SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on neurology, urology and cardiovascular diseases. In 2002 the company achieved global sales of € 964 million, thereof 75% on international markets outside Germany. The company is investing in development projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain, incontinence and benign prostatic hyperplasia. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

For more information, please see our web site: www.schwarzpharma.com
Corporate Communications: Antje Witte, T: +49-2173-48-1866

This press release contains forward-looking statements based on current plans, estimates and beliefs of the management of SCHWARZ PHARMA AG. Such statements are subject to risks and uncertainties that may cause actual results to be materially different from those that may be implied by such forward-looking statements contained in this press release. Important factors that could result in such differences include: changes in general economic, business and competitive conditions, effects of future judicial decisions, changes in regulation affecting SCHWARZ PHARMA AG, exchange rate fluctuations and hiring and retention of its employees.